

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 15, 2006

Mr. Arthur B. Winkleblack
Executive Vice President and Chief Financial Officer
H. J. Heinz Company
600 Grant Street
Pittsburgh, Pennsylvania 15219

      Re: **H. J. Heinz Company**
             Form 10-K for Fiscal Year Ended April 27, 2005
             Filed June 17, 2005
             File No. 1-03385

Dear Mr. Winkleblack:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

             Sincerely,

             April Sifford
             Branch Chief